Exhibit 99.1

NewsRelease

TransCanada to hold Annual and Special Meeting of Shareholders and issue first quarter 2019 results on May 3

CALGARY, Alberta - April 15, 2019 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold its 2019 Annual and Special Meeting of Shareholders on Friday, May 3, 2019 at 10 a.m. (MDT) / 12 p.m. (EDT) in Calgary, Alberta in the Markin MacPhail Centre at Canada Olympic Park.

A live webcast of the Annual Meeting will be available at www.transcanada.com. It will also be archived and available for replay.

First quarter 2019 financial results will also be released pre-market on May 3, 2019. Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president and chief financial officer and other members of the executive leadership team will host a conference call and webcast to discuss the results and provide an update on recent company developments at 1 p.m. (MDT) / 3 p.m. (EDT).

Members of the investment community and other interested parties are invited to participate by calling 800.273.9672 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available on TransCanada’s website at https://www.transcanada.com/en/investors/events/ or via the following URL: http://www.gowebcasting.com/9939

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on May 10, 2019. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 7151952#.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,600 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2018 Financial Highlights release and 2018 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522